[TELLABS, INC. LETTERHEAD]

May 26, 2006

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Attention:	Mr. Larry Spirgel
Mr. Kyle Moffatt
Ms. Kathryn Jacobson

Re:	Tellabs, Inc.
Form 10-K for Fiscal Year Ended December 30, 2005
Filed March 14, 2006
File No. 0-9692

Ladies and Gentlemen:

We are writing in response to the comments contained in the Staff’s comment letter dated April 6, 2006 (the “Comment Letter”) with respect to Tellabs’ Form 10-K for the fiscal year ended December 30, 2005, as filed on March 14, 2006.

We note that the primary concern of the comments raised in the Staff’s letter questions our decision to report operating results from a single segment. In prior communications with you we described how we concluded that we operated in one segment and want to reaffirm here the reasons for our conclusion and why we believe it is consistent with both the substance and the spirit of SFAS 131.

Our conclusion is driven by the management approach utilized by our CEO, who is our chief operating decision maker. Our CEO assesses performance and allocates resources following a consolidated approach due to the unique structure of our business. Our structure reflects the market dynamics of our industry and allows us to meet our customers’ needs and respond to the rapid technological change we constantly face.

The majority of our revenues are derived from a relatively small number of telecommunications services providers worldwide that use our products to help manage the flow of voice, data and video transmissions across their networks. In addition, the majority of our revenues are derived from a few products. Accordingly, to most effectively serve our customers, we have centralized our sales function. Similarly, because a significant portion of the components in our products are common to more than one product and virtually all of our products are manufactured through third-party contract manufacturing companies, we have centralized our production function. We have established discrete R&D functions to develop new products and provide technical support to our sales force. However, the product R&D functions are cost centers that have no sales or manufacturing responsibilities (except those embedded in design).

Consequently, our structure necessitates that our CEO is the centralized and sole conduit for reviewing consolidated reports to assess performance and make resource allocation decisions.

Below we will address each of your specific comments and observations about our business.

STAFF COMMENT NO. 1

Management’s Discussion and Analysis, page 16

Goodwill, page 23

We refer to your response to our prior comment 1 and your reports provided to the chief operating decision maker. We continue to believe that your Core product, BBNS product, Access product and Services businesses constitute your operating segments. We note that each of these components engages in business activities from which it earns revenues and incurs expenses, has operating results that are regularly reviewed by the chief operating decision maker, and has discrete financial information available. In this regard, we specifically refer to your reports on pages F319 through F373 that were provided to your CODM on a quarterly basis. Further:

•             The reports produced for the CODM’s review provide insight into segment performance based on a comparison of plan, forecast, and actual operating results.

•             We refer to your discussion of gross margin and product gross margin on page 19 of your Form 10-K. This extensive discussion of margins of some of your products, as well as product lines, provides further evidence that gross margins are available and regularly reviewed.

•             We note that the Tellabs Inc. Q4 2005 Earnings Conference Call Transcript contains discrete financial information for some of your business units. For example, please refer to your CEO’s statement that your “access products…has gross margins between 40% and 50%.”

•             We further note from analyst reports that discrete information with respect to certain product lines is available. For example, “High margin Vivace 8800 sales rose nicely as a percentage of the business which helps increase gross margins…service gross margins rose nicely to 33% from 24% in 3Q.”

•             We understand that your compensation policy, as delineated in the 2004 Incentive Compensation plan, allows for consideration of various factors, including performance goals that “may be particular to a line of business, subsidiary, or other unit of the Company, generally, and may, but need not be, based upon a change or an increase or positive results.”  The fact that the CODM may place greater emphasis on consolidated results, or ignore segment results for compensation purposes as allowed by policy, does not preclude segment classification, assuming that all criteria in paragraph 10 are met. Despite business overlap, your organizational structure and the availability of discrete financial information (not limited to profit and loss) for the above-

specified lines of business suggest that the CODM is in a position to assess the performance of each segment. Refer to paragraphs 13 and 14 of SFAS 131.

•             On page 17, you stated that you report AFC and Vinci’s products in the revenue category called access. We understand from your disclosure on page 18 the importance of access in your 2005 growth, with half of the revenue derived from the fiber-to-the-premises and fiber-to-the-curb deployments. Additionally, on page 19, you indicated that product margins declined primarily due to the inclusion of the lower margin access products. Based on your disclosure, it appears that you tracked the performance of the access product distinctly from other Tellabs business units in light of its “average gross margins that were substantially below the average for Tellabs products and services.”

Response to Overall Comment

The stated objective of SFAS 131 is to help investors better understand an enterprise’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the enterprise as a whole. The FASB recognized that there are numerous ways to disaggregate financial information, but that it isn’t feasible to provide all of them in every set of financial statements. The FASB concluded that the best method for determining what segment information to report is the “management approach,” which is based on the way management organizes the segments within the enterprise for making operating decisions and assessing performance. The FASB specifically noted that an enterprise’s segments will be evident from the enterprise’s internal organization.

As explained in more detail below our senior management is organized by functional responsibilities rather than by product lines that could constitute an operating segment. In 2005, we had three executive vice presidents who were responsible for product research and development of discrete product lines. They were not responsible for product sales; our sales force is a centralized function. Likewise, they did not have responsibility for manufacturing and supply chain operations; these activities were also centralized under a separate EVP.

We have developed a centralized management structure that reflects the market dynamics of our industry and allows us to meet our customers needs and respond to the rapid technological change we constantly face. The majority of our revenues are derived from a relatively small number of telecommunications services providers worldwide that use our products to help manage the flow of voice, data and video transmissions across their networks. In addition, the majority of our revenues are derived from a few products. Accordingly, to most effectively serve our customers, we have centralized our sales function.

Similarly, the EVP of operations is responsible for manufacturing and supply chain operations for all Tellabs products. We have centralized our production function because a significant portion of the components in our products are common to more than one product, the manufacturing process is similar for all of our products and virtually all of our products are manufactured through third-party contract manufacturing companies.

In keeping with the management approach to identifying reportable segments, the FASB defined an operating segment in paragraph 10 of SFAS 131 as a component of an enterprise:

a.               that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same enterprise),

b.              whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and

c.               for which discrete financial information is available.

Like most large enterprises, Tellabs has a large quantity of data available to it for managing each aspect of its business. Sophisticated ERP systems have made it easier for enterprises to develop discrete financial information for just about any view of their operations that they desire. However, the mere fact that a wide range of discrete financial information is available to our management doesn’t mean that the information is actually provided to our CODM (Tellabs’ CEO) or that our CODM uses the information to assess performance or allocate resources. Because much of the criteria in applying the definition of an operating segment to an enterprise is objective, we believe that determining which information the CODM actually uses to make resource allocation decisions and assess performance is the most important element.

During 2004 and 2005, our CEO believed that the most effective way to grow our business, improve operating results and increase shareholder value was to focus on the enterprise’s results on a consolidated basis. The goals he set were consolidated financial targets: achieving a consolidated revenue growth target of 15%; achieving a consolidated gross margin target of 50%; achieving a consolidated operating expense target of 30% of consolidated revenue; and achieving a consolidated operating income target of 20% of consolidated revenue. With the exception of the operating expense target, these financial targets were not disaggregated to separate components of our business.

Our CEO assessed our performance against these goals in half-day, bi-weekly executive staff meetings that focused on consolidated results and a consolidated forecast. We previously provided the Staff samples of the reports our CEO received at those meetings which principally contained consolidated information. Separate business component information in such reports was generally limited to inventory data by product. The bi-weekly meetings did not involve discussions of financial results by segments. The consolidated reports our CEO received at his staff meetings are the financial reports he used to assess performance and to make resource allocation decisions. These consolidated financial reports are also provided to our board of directors and serve as the principal operating data from which they oversee Tellabs’ business.

We previously discussed with you that our CFO held operations review meetings on three occasions in 2005. The participants at those meetings were provided with a large quantity of reports that looked at our business from many perspectives. The meetings lasted less than three hours; not enough time to cover all of the material contained in the handouts.

In addition, as described in more detail below, the quarterly operations review meetings were led by our CFO and were principally focused upon expense review and cost planning activities.

In prior communications you placed significant weight on the fact that included in that large volume of reports were some schedules that showed an operating income statement for each of our CEO’s direct reports.

However, we do not believe that the mere existence of these reports supports a conclusion that our enterprise is comprised of separate operating segments. As previously represented to you, the majority of the material, including the operating income statements mentioned above, was not discussed at the meetings and our CEO did not use those reports for assessing performance or allocating resources to segments.

To give greater weight to the few schedules that were available to, but not used by, our CEO on three occasions during the year, than to the consolidated information he received on a regular basis throughout the year disregards the “management approach” that underlies paragraph 10 of SFAS 131 and defeats the objective of providing the investor with management’s view of the business.

Finally, we believe it is important to note that due to our unique corporate structure that reflects the dynamic market in which we operate, consolidated results serve as the only complete basis from which our CEO can assess performance and allocate resources. Our centralized sales and production structure does not permit us to prepare balance sheet data by product line or segment. Thus, we do not utilize common management tools such as ROI for a particular product group or business segment . Further, we do not track accounts receivable or working capital by product group or segment. Consequently, our structure necessitates that our CEO is the centralized and sole conduit for reviewing consolidated financial results to assess performance and make resource allocation decisions.

In the first quarter of 2006, following an internal management reorganization and in part spurred by comments regarding segment reporting received from the SEC Staff, our CEO undertook a review of our management processes that were being utilized to assess financial performance. Based on that review, our CEO determined that he will continue to assess our performance on the basis of consolidated financial results because it is consistent with our centralized organizational structure and to ensure we remain focused on meeting investor expectations. However, he also determined to supplement his consolidated performance assessment process with a review of discrete profitability measures for each of Tellabs’ broadband, transport and services product lines. For purposes of this supplemental assessment our CEO chose a profitability measure that considers gross profit less R&D expense (for this purpose R&D expense excludes stock-based compensation and unusual charges).

To implement this decision we revised the internal reports that are provided to the CEO at his bi-weekly staff meetings and the reports that are included as handouts at quarterly operations review meetings. The new information was not readily available and our accounting staff had to develop new reports for this purpose. These new segment level reports are also being provided to our board of directors, including the compensation committee thereof,  and in conjunction with the consolidated financial data we have historically provided, will become an element of their future management decisions.

As a result of our CEO’s change in focus, we initiated disclosure of segment information in the notes to the financial statements and in the MD&A section of our Form 10-Q for the first quarter of 2006. Paragraph 34 of SFAS 131 states that when a company changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, it should restate its previously reported information in a corresponding manner. Accordingly, the Company’s 2006 Form 10-K will include segment data for the periods covering 2004 to 2006. In advance of this requirement, and to aid investors in understanding this new information, we also developed and provided for comparative purposes in our March 31, 2006 Form 10-Q corresponding profitability measures by segment for each of the four quarters of 2005. We refer the Staff to note 10 of our consolidated financial statements and the enhanced segment disclosures made in the MD&A section of our March 31, 2006 Form 10-Q.

Response to Specific Comments and Staff Observations

In comment 1 of your letter dated April 6, 2006, you listed several observations in support of your belief that we had multiple operating segments in 2005. We would like to address each of them in the context of our conclusion that we operate in a single operating segment. The following discussion addresses the points in the order they are listed in your letter.

•             The reports produced for the CODM’s review provide insight into segment performance based on a comparison of plan, forecast, and actual operating results.

Response

The reports to which this comment refers are contained in pages F319 through F373 of the documents we previously sent to you. These reports, which were provided as a handout at a quarterly “operations review” meeting in 2005, contain financial information about product categories within our business.

As previously represented to you in prior written communications and during the conference call on February 13, 2006, there were only three “operations review” meetings held in all of 2005. A fourth quarterly review meeting was cancelled and not rescheduled, providing further evidence that this category of meetings was not critical to the management of our business. Although the format of our quarterly operations review meetings has been the subject of regular change, it has essentially evolved into an expense review and cost planning meeting led by our CFO. As noted above, the bi-weekly executive staff meetings held by our CEO, which focus on consolidated sales and product mix results compared to forecast, serve as the principal foundation for his assessment of Tellabs’ performance and resource allocation decisions. This is due to the dynamic, rapidly changing nature of our markets.

A large quantity of data was prepared for the quarterly operations review meetings and the schedules referred to above were not discussed and no review of them was planned or undertaken by our CODM. Tellabs’ CFO and finance staff designed the schedules to help our managers identify areas of opportunity for reducing costs and growing revenue. In addition, the CFO believed that providing a comparison of actual results to plan and forecast would help the organization’s managers develop a focus on financial results and instill accountability around the CEO’s financial targets. As previously stated, the information was not used by our CODM to assess performance or to make resource allocation decisions. Additionally, they do not represent Tellabs’ view of how our CODM managed the business.

•                       We refer to your discussion of gross margin and product gross margin on page 19 of your Form 10-K. This extensive discussion of margins of some of your products, as well as product lines, provides further evidence that gross margins are available and regularly reviewed.

Response

The disclosures referred to in our Form 10-K were made to provide meaningful information about the changes in our margin to facilitate the reader’s evaluation of our operating results consistent with the requirements of Item 303 of Regulation S-K and recent Staff publications encouraging enhanced MD&A disclosures. Most of our disclosure centered on the impact on our margins from including in our results a recently acquired company that had historical margins that were lower than ours. Without that disclosure the reader would not have known if the acquisition caused the change or if the change was caused by a material deterioration in margins in our historical product lines. Paragraph 8 of SFAS 131 observes that the rules in SFAS 131 are not intended to discourage an enterprise from reporting additional information specific to the enterprise or a particular line of business if it will contribute to a fuller understanding of the enterprise.

•                       We note that the Tellabs Inc. Q4 2005 Earnings Conference Call Transcript contains discrete financial information for some of your business units. For example, please refer to your CEO’s statement that your “access products…has gross margins between 40% and 50%.”

•                       We further note from analyst reports that discrete information with respect to certain product lines is available. For example, “High margin Vivace 8800 sales rose nicely as a percentage of the business which helps increase gross margins…service gross margins rose nicely to 33% from 24% in 3Q.”

Response

Our ERP system allows us to gather margin information about our products and services in significant detail. We use this capability to provide additional information to our investors about changes in our margins for the periods we report.

•                       We understand that your compensation policy, as delineated in the 2004 Incentive Compensation plan, allows for consideration of various factors,

including performance goals that “may be particular to a line of business, subsidiary, or other unit of the Company, generally, and may, but need not be, based upon a change or an increase or positive results.”  The fact that the CODM may place greater emphasis on consolidated results, or ignore segment results for compensation purposes as allowed by policy, does not preclude segment classification, assuming that all criteria in paragraph 10 are met. Despite business overlap, your organizational structure and the availability of discrete financial information (not limited to profit and loss) for the above-specified lines of business suggest that the CODM is in a position to assess the performance of each segment. Refer to paragraphs 13 and 14 of SFAS 131.

Response

We agree that the fact that our CODM may place greater emphasis on consolidated results for compensation purposes, does not preclude segment classification. However, in forming our judgment about the number of segments we had, we considered the significant emphasis that is placed on consolidated results in our company-wide compensatory arrangements.

The compensation committee of our board of directors is responsible for the determination of compensation for each of our executive officers, including our CEO. The compensation committee utilizes market data, the input of a third party compensation consultant and management input to determine the appropriate compensation levels for each executive. The compensation committee also reviews consolidated financial results to determine our overall performance and the appropriate levels of funding for our cash bonus program. The cash bonus program is a company-wide program applicable to all employees, including our executive officers. Although individual performance is a factor in determining the total compensation package for each executive, no line of business or segment analysis has been provided or reviewed in making compensation decisions.

The second part of the comment states that our organizational structure and the availability of discrete financial information for lines of business suggest our CODM is in a position to assess the performance of those lines of business. Our organization is not aligned around segments. As discussed above, our internal structure represents a functionally oriented environment, rather than a structure aligned around discrete businesses. Although there were EVPs with discrete responsibility for R&D across three separate product lines, the EVPs of operations/manufacturing and sales and services represented enterprise-wide positions. The requirements of paragraph 10 SFAS 131 are not based solely on the type of financial information available to our CODM or the information our CODM was in a position to review or assess if he desired. Rather it is based on the information our CODM in fact used to assess performance and make decisions about allocations of resources. As we have represented herein and in prior communications, our CODM did not use segment information to assess performance or to make resource allocation decisions.

Paragraph 13 of SFAS 131 reads as follows:

For many enterprises, the three characteristics of operating segments described in paragraph 10 clearly identify a single set of operating segments. However, an enterprise may produce reports in which its business activities are presented in a variety of different ways. If the chief operating decision maker uses more than one set of segment information, other factors may identify a single set of components as constituting an enterprise’s operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors.

The information that was provided to our CODM for his use in assessing performance was the consolidated financial information he received at his bi-weekly staff meetings. Because it was consolidated information, it did not contain more than one set of segment information as paragraph 13 addresses.

Paragraph 14 of SFAS 131 reads as follows:

Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment. The term segment manager identifies a function, not necessarily a manager with a specific title. The chief operating decision maker also may be the segment manager for certain operating segments. A single manager may be the segment manager for more than one operating segment. If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.

Our response will address each section of this paragraph separately:

“Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.”

Appendix A contains an organization chart for our CEO and his direct reports for the periods under discussion. Our response to comment 2 below contains summaries of the position accountabilities for each of the CEO’s direct reports that have operating responsibilities. These individuals regularly meet with the CEO on operational matters related to their functional responsibilities. Consistent with our organizational structure, the EVPs discuss with the CEO at these meetings matters germane to their functional area of responsibility. For example, our EVP Global Sales & Service reviews sales results and product mix compared to forecast, our EVP Global Operations reviews inventory and production cost issues and our product EVPs review R&D efforts and product evolution matters.

“The term segment manager identifies a function, not necessarily a manager with a specific title.”

The point of this sentence is that it is the substance of the management activity not just the title or form that should be considered when determining if there is a segment manager. That is, look to the manager’s function, not just the manager’s title. The substance of the functions of our product EVPs was to develop products. They did not have accountability for sales or manufacturing. These functions were the responsibilities of other EVPs on a consolidated basis.

“A single manager may be the segment manager for more than one operating segment.”

This sentence makes the point that an enterprise is not precluded from having multiple operating segments just because the operating segments are managed by a single individual or a single function made up of multiple individuals. As reflected in the summaries of position responsibilities for the CEO’s direct reports, there was no individual or group of individuals that had accountability for the financial results of multiple operating segments or components of the business. Our CEO was the only person for whom this sentence could have had potential applicability and as we have stated earlier, he managed the business on a consolidated basis.

“If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments.”

For the reasons discussed in this response letter and other communications, we do not believe that the characteristics in paragraph 10 apply to more than one set of components in our organization. The characteristics apply only to a single operating segment which is our consolidated operations.

•                       On page 17, you stated that you report AFC and Vinci’s products in the revenue category called access. We understand from your disclosure on page 18 the importance of access in your 2005 growth, with half of the revenue derived from the fiber-to-the-premises and fiber-to-the-curb deployments. Additionally, on page 19, you indicated that product margins declined primarily due to the inclusion of the lower margin access products. Based on your disclosure, it appears that you tracked the performance of the access product distinctly from other Tellabs business units in light of its “average gross margins that were substantially below the average for Tellabs products and services.”

Response

Our ERP system allows us to gather margin information about our products and services in significant detail. We use this capability to provide additional information to our investors in our periodic reports.

STAFF COMMENT NO. 2

We note that you have identified your CEO as your chief operating decision maker. We further note that the direct reports to your CEO are your executive vice presidents responsible for your products and service offerings. Tell us your consideration given to whether your chief operating decision maker is a group of individuals, consisting of your CEO and executive vice presidents. Refer to paragraph 12 of SFAS 131. Also please:

•                       Tell us whether and how often these executive vice presidents regularly receive reports with analyses of gross margins (or other profit/loss measure) by product, such as your 3000, 5300, or 8800 products, or product/services line, such as Core, BBNS, Access or Services.

•                       We refer to your “Gross Margin Analysis, 3Q05 to 4Q05” on page A3 of Section A of your supplemental correspondence, which is provided to your CODM on a biweekly basis. We note that this report includes standard margins. Tell us whether your executive vice presidents receive any reports, which provide actual margins by product.

•                       Provide us with a detailed analysis of the function of each executive vice president responsible for products/services and his/her interaction with the CEO.

•                       Provide us with a chart of your organizational structure.

Response

Paragraph 12 of SFAS 131 reads as follows:

The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of an enterprise. Often the chief operating decision maker of an enterprise is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the enterprise’s president, executive vice presidents, and others.

Tellabs did not have a management committee, an office of the chairman, an executive committee of the board of directors or similar body that had authority for decision making around resource allocation or that assessed performance of operating segments or components. None of our CEO’s direct reports individually or collectively had authority to make those decisions. Our CEO was the sole person authorized and accountable.

•                  Tell us whether and how often these executive vice presidents regularly receive reports with analyses of gross margins (or other profit/loss measure) by product, such as your 3000, 5300, or 8800 products, or product/services line, such as Core, BBNS, Access or Services.

Response

The executive vice presidents of Core, BBNS, Access and Sales received monthly reports highlighting gross margin by product for those products for which they had R&D or functional responsibility. They did not receive reports for any other products or, except in the case of our sales EVP, services. In addition, the reports were not provided to other executive vice presidents or to our CEO.

•                  We refer to your “Gross Margin Analysis, 3Q05 to 4Q05” on page A3 of Section A of your supplemental correspondence, which is provided to your CODM on a biweekly basis. We note that this report includes standard margins. Tell us whether your executive vice presidents receive any reports, which provide actual margins by product.

Response

The gross margin analyses that were contained in the specific reports cited above were not prepared on an actual margin basis. As discussed in our response to the prior comment, the executive vice presidents of Core, BBNS, Access and Sales received monthly reports which highlighted product gross margins on an actual basis for the products for which they had responsibility. Our CEO did regularly receive standard gross margin reports by individual product, however, he did not receive gross margin reports on an actual basis or gross margin reports that aggregated results into product categories that could constitute an operating segment. As stated previously, our CEO assessed performance and allocated resources on a consolidated basis.

•                  Provide us with a detailed analysis of the function of each executive vice president responsible for products/services and his/her interaction with the CEO.

Response

As noted above, our organization is not aligned around discrete business segments, rather, our internal structure represents a centralized environment based upon function.

The EVP of Sales & Service is globally responsible for marketing and delivering the various services that the Company makes available to its customers. Our services include activities such as product installation, repair and return activities (including warranty), support agreements, customer training and other professional services. Similarly, the EVP of operations is responsible for manufacturing and supply chain operations for all Tellabs products.

Each product EVP represented a cost center accountable primarily for research and development of new products and features. They were also responsible for supporting our sales efforts through technical presentations and similar activities.

The following summarizes in detail the responsibilities of our EVP positions that have responsibility for products/services.

The following positions were in effect from January 1, 2005 through October 10, 2005:

1.               EVP Global Sales & Service. This position was responsible for our global sales activities for all Tellabs products and services. This position includes the following specific responsibilities:

a.               developing an annual sales plan for each of the Company’s products and services;

b.              working with the global supply chain organization to ensure products are available to meet customer orders; and

c.               directing the activities of our global sales force.

In addition to being responsible for the Company’s global sales force, this position was responsible for selling and delivering professional services to our customers that supported and enhanced each of the company’s products. The term “services” includes activities such as product installation, repair and return activities (including warranty), support agreements, customer training and other professional services. This position oversees a dedicated internal staff and external contractors to ensure efficient and cost effective delivery of services on a global basis.

2.               EVP Global Operations. This position has global responsibility for supply chain operations. This position includes the following specific responsibilities:

a.               procurement;

b.              managing our external third-party contract manufacturers;

c.               ensuring we have sufficient products to meet revenue goals and fill customer orders;

d.              global product distribution;

e.               order entry and order management; and

f.                 managing inventories.

The position is accountable for achieving the lowest possible manufacturing and distribution costs for our products and for meeting spending targets.

3.               EVP Core Products. This position uses input from our customers, sales organization and other sources to develop new products and feature enhancements for existing products that will meet our customers’ needs. His organization is responsible for anticipating product evolution to maintain product relevancy in the marketplace. This function also performs a support role to the global sales organization for technical presentations to customers, demonstrations and product trials in our customers’ labs. This EVP is accountable for meeting time-to-market goals and meeting operating expense targets. Core products included the Company’s transport, voice quality enhancement and Cablespan products.

4.               EVP BBNS Products. Similar to the EVP Core Products, this position uses input from our customers, sales organization and other sources to develop new products and feature enhancements for existing products that will meet our customers’ needs. His organization is responsible for anticipating product evolution to maintain product relevancy in the marketplace. This function also performs a support role to the global sales organization for technical presentations to customers, demonstrations and product trials in our customers’ labs. This EVP is accountable for meeting time-to-market goals and meeting operating expense targets. BBNS products included the Company’s data and managed access products.

5.               EVP Access Products. This position uses input from our customers, sales organization and other sources to develop new products and feature enhancements for existing products that will meet our customers’ needs. His organization is responsible for anticipating product evolution to maintain product relevancy in the marketplace. This function also performs a support role to the global sales organization for technical presentations to customers, demonstrations and product trials in our customers’ labs. This EVP is accountable for meeting time-to-market goals and meeting operating expense targets. Access products included the Company’s fiber access products.

On October 10, 2005, we modified our management organizational structure by creating the position of EVP Corporate Strategy & Chief Technology Officer, combining the EVP BBNS Products and EVP Access Products positions into a single EVP Broadband Products position and renamed the EVP Core Products position as the EVP Transport Products. The following positions were in effect from October 10, 2005 through December 30, 2005:

1.               EVP Global Sales & Service. The responsibilities associated with this position are the same as summarized above.

2.               EVP Global Operations. The responsibilities associated with this position are the same as summarized above.

3.               EVP Corporate Strategy & Chief Technology Officer. This position recommends long-term strategies for all Tellabs’ products. It monitors changes in technology, evolution of our customers’ networks and other changes to develop technology recommendations to the organization. It is additionally responsible for global business development including seeking out and evaluating joint venture, acquisition and partnering opportunities to obtain access to technology, products and other needs. It also has a global marketing responsibility that includes marketing communications in print, on the web and other media. The EVP is accountable for managing operating expenses within target.

4.               EVP Transport Products. The responsibilities associated with this position are the same as summarized for the EVP Core Products position above.

5.               EVP Broadband Products. The responsibilities associated with this position are the same as summarized for both of the EVP BBNS Products and EVP Access Products positions above.

•                  Provide us with a chart of your organizational structure.

Response

The organization chart for our CEO and his direct reports is attached as Appendix A.

STAFF COMMENT NO. 3

We note your response to our prior comment 4. If the CEO did not receive reports of each product group’s actual operating results for comparison with plan/forecast in 2004, tell us who ensured that operating results by product group were in line with the corresponding plan and forecast, or for that matter, why quarterly and annual plans or forecasts by product group were prepared at all.

Response:

The annual plan was prepared to provide a bottoms-up view of the business for the following year. It incorporates the revenue plan and estimates of product mix developed by the EVP Global Sales & Service, margin projections based on manufacturing cost input from the EVP Global Operations and projections of operating expenses submitted by the functional EVPs responsible for R&D, sales and marketing, and the general and administrative organizations. Given the rapid technological change that characterizes our industry, it is normal for our business to experience actual results that differ significantly from the plan within a short time after the plan is finished. For example, revenue in a given quarter may achieve the level in the plan, but the product mix may be very different from what the plan projected. The same is true for margins and operating expenses. If our business is growing because we are supplying our customers with the products and services they need, then it is less important what the mix of products is that drove the growth. For this reason, our CEO places more emphasis and focus on forecasts of consolidated results to manage the business. This focus also explains why our internal reports compare actual results to forecast rather than comparing actual results to the plan. We do, however, provide our Board of Directors with comparisons of the annual plan to actual consolidated results.

STAFF COMMENT NO. 4

If you believe that your business components can be aggregated into single segments for the year ended December 31, 2005, please provide us with your analysis of paragraph 17 of SFAS 131. Further, provide us with a detailed analysis of paragraphs 17-24 that supports your determination of your reportable segments.

Response:

Because paragraph 17 of SFAS 131 refers to aggregation of two or more operating segments into a single segment, we assume the reference to business components in the first sentence above was intended to refer to operating segments. For the reasons presented in this document and in previous communications, we believe we did not have more than one operating segment. Therefore we have not presented a detailed analysis of paragraph 17.

STAFF COMMENT NO. 5

As a result of your review of the information provided to your CODM, as addressed in our comments above, we believe that you should reconsider your evaluation of your reporting units for the year ended December 31, 2005 under the guidance in paragraph 30 of SFAS 142 and EITF D-101. Please advise or revise.

Response:

Paragraph 30 of SFAS 142 defines a reporting unit as follows:

A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. However, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. An operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if it comprises only a single component. The relevant provisions of Statement 131 and related interpretive literature shall be used to determine the reporting units of an entity.

When an enterprise has only one operating segment, the operating segment will be the reporting unit if none of its components is a reporting unit. When we evaluated the components below the segment level we determined that none of them was a reporting unit because none of them met the definition of a business.

According to EITF D 101, the determination of whether a component constitutes a business requires judgment based on specific facts and circumstances. It states that the guidance in Issue No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business,” should be considered in determining whether a group of assets constitutes a business. That guidance states that, among other things, for a component to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the component is separated from the business. It further states that:  “The fact that operating information (revenues and expenses) exists for a component of an operating segment does not mean that the component constitutes a business. For example, a component for which operating information is prepared might be a product line or a brand that is part of a business rather than a business itself.”

In applying this guidance we considered the product and service components that were managed by each of our CEO’s direct reports under the test for a reporting unit. In each case it was our judgment that the components failed to qualify under the definition of a business because they did not contain all of the inputs and processes necessary to continue to conduct normal operations if the components were separated from the Company. For example, each component lacked a sales force and the supply chain processes of procurement, manufacturing and distribution. We therefore concluded that there were no reporting units below the segment level.

STAFF COMMENT NO. 6

Introduction and Overview of Business, page 16

Please clarify your disclosure with respect to network construction service revenues and how they “tend to lag transport product sales by approximately one fiscal quarter.”  Tell us the nature of the underlying revenue arrangement and cite your basis in the accounting literature for revenue recognition.

Response:

The purpose of this disclosure was to clarify that there may not be a direct correlation within a single quarter between product revenue and network construction service revenue. Installation may occur immediately following delivery of the equipment, or it may occur sometime later depending on the customer’s needs, location of equipment, customer resource availability, and other factors.

Tellabs’ network construction services consist primarily of product installation, system testing, site engineering and materials. Our customers sometimes purchase all of these services and sometimes they purchase only one service or a combination of services. Site engineering is generally accomplished in 5-7 days; installation is generally completed in 3-5 days, with some projects taking up to 21 days; and testing is generally accomplished in 3-5 days, with some projects taking up to 21 days. Tellabs network construction service revenue arises from a large volume of relatively small projects (average revenue per project is approximately $30,000).

Installation does not involve significant changes or enhancements to the product’s features or capabilities, nor does it involve complex interfaces. The interfaces used are industry standard interfaces. The functionality of the equipment does not change based on how it is installed.

Our customers have a choice of installation suppliers: they can install the products themselves, they can engage a third-party installer, or they can order installation services from Tellabs. None of our customers is dependent upon Tellabs for installation services because installation services are readily available from other vendors. In fact, Tellabs utilizes third-party installers for most installation work. We provide site supervision and have primary contact with the customer.

Product pricing and service pricing are generally determined independently of each other. Product prices are generally based on the terms in our customer’s purchase agreement, competitive pricing considerations and volume considerations. Pricing for services is developed based upon results from a site survey. The price of the product does not change based on whether they have purchased installation services. If the customer initially requested a product with installation services, but then decided to purchase only the product, the product price would not change.

When products and services are included in a single order, we follow the guidance in EITF 00-21, Revenue Arrangements with Multiple Deliverables to separate the products and services into different units of accounting and to allocate the total consideration using the residual fair value method. Because we sell our products without accompanying installation services, delivered products have standalone value. Because installation services are sold separately by other vendors (including those that we utilize on a subcontract basis), we have objective and reliable evidence of fair value of undelivered installation services.

We invoice for products upon shipment, and we invoice for services upon completion. Payment of product invoices is not contingent upon completion of installation; it is due based on the product shipment. In accordance with SAB 104, we recognize revenue from products when title to the product and risk of loss have transferred to the customer and acceptance has occurred; and we recognize revenue from services when the services have been rendered.

STAFF COMMENT NO. 7

Gross Margin, page 19

2.              Refer to your disclosure which states that: although the access product category had an overall margin below Tellabs’ average margin, one component, the Tellabs 610X ONT (optical network terminal for FTTP applications) had a cost that was substantially in excess of its selling price”. In this regard:

•                       Tell us the nature of the revenue arrangement for the Verizon contract and your basis for revenue recognition, citing the pertinent guidance in the accounting literature.

•                       In your response, please include a discussion of the ONT component as a deliverable within the Verizon contract. More specifically, tell us whether the ONT component is a separate deliverable or is it embedded within other products deliverables.

•                       Based on your knowledge of ONT’s actual unit cost and Verizon’s delivery requirements in 2005, tell us your consideration of paragraph 8 of SFAS-5.

Response

We would like to remind the Staff that we acquired the Verizon FTTP contract through our purchase of Advanced Fibre Communications, Inc. (AFC) in November 2004. Prior to the closing of the acquisition, the Staff raised several comments about the Verizon FTTP contract during their review of Tellabs’ Registration Statement on Form S-4 related to the acquisition. AFC’s responses to those inquiries contain details about the FTTP contract that are not repeated here because we judged them to not be pertinent to the matters presently raised in this Comment 7.

The Verizon contract is a master purchase agreement that defines the terms and conditions for Verizon’s purchase of FTTP products and services. The contract does not require Verizon to purchase any minimum amount of products or services or require Verizon to reimburse us for any development costs, but rather establishes terms and conditions for any purchases that Verizon chooses to make. Until Verizon issues a purchase order pursuant to the master purchase agreement, persuasive evidence of a binding purchase obligation does not exist.

There are essentially two types of products that Verizon purchases under the contract: central office equipment, which resides at Verizon’s premises; and ONTs, which are units that attach to the homes and offices of Verizon’s FTTP service subscribers. Verizon uses separate purchase orders for each type of product. That is, they order central office equipment separately from the ONTs, because ONTs are items that Verizon stocks in inventory in anticipation of obtaining new service subscribers.

The other revenue generating deliverable of the FTTP contract is installation and support services, which we provide for an additional fee upon Verizon’s request. The installation and support services are not a requirement to complete the equipment sales process with Verizon. To date, Verizon has chosen vendors other than Tellabs to provide the majority of their installation requirements for central office equipment. We do not install ONTs.

When Verizon chooses to purchase multiple products and/or services at the same time, we evaluate the purchases under the guidance in EITF 00-21, Revenue Arrangements with Multiple Deliverables (EITF 00-21). Equipment purchased concurrently is generally delivered immediately. However, services may be delivered at a subsequent date. As discussed in our response to Comment 6 above, because we sell our products without accompanying installation services, delivered products have standalone value, and we have objective and reliable evidence of their fair value. Because installation services are sold separately by other vendors (including those that we utilize on a subcontract basis), we also have objective and reliable evidence of fair value of undelivered installation services. Accordingly, we believe that when such purchases occur, we are able to account for the items purchased as independent revenue generating units of accounting, as defined in paragraph 9 of EITF 00-21.

We recognize revenue for each unit of accounting in accordance with SEC Staff Accounting Bulletin (SAB) No.104, and Statement of Financial Accounting Standards No. 48, Revenue Recognition When Right of Return Exists. We consider the earnings process complete when persuasive evidence of an arrangement exists between Verizon and us (that is, when a purchase order has been received from Verizon as discussed above), delivery and acceptance has occurred or services have been rendered, pricing is fixed or determinable, any right of return lapses or is reasonably estimable, and collection is reasonably assured. Therefore we recognize revenue from FTTP products sales upon shipment of finished products (net of an estimated allowance for future product returns), and we recognize revenue from installation services when the installation is complete.

•                       Based on your knowledge of ONT’s actual unit cost and Verizon’s delivery requirements in 2005, tell us your consideration of paragraph 8 of SFAS-5.

Paragraph 8 of SFAS 5 states:

An estimated loss from a loss contingency (as defined in paragraph 1) shall be accrued by a charge to income if both of the following conditions are met:

a.               Information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.              The amount of the loss can be reasonably estimated.

When we evaluated the ONT losses in light of paragraph 8 of SFAS 5, we considered the fact that Verizon was not committed to purchase a specific volume of products. In addition, we had estimated that the contract would be profitable overall. Based on these considerations, we recorded a lower of cost or market reserve pursuant to ARB 43 at the time we acquired ONT product inventory for which the cost of the inventory exceeded its market value.

In connection with these responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at 630-798-3612.

Very Truly Yours,

/s/ James A. Dite
James A. Dite
Vice President and
Controller,
(Principal Accounting Officer
and duly authorized officer)
Tellabs, Inc.

Tellabs Organizational Chart

1/1/2005 Through 10/10/2005

Appendix A

Tellabs Organizational Chart

10/10/2005 Through 12/30/2005